UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WINN-DIXIE STORES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

974280307

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Larry B. Appel, Esq. Senior Vice President, Human Resources & Legal, General Counsel Winn-Dixie Stores, Inc. 5050 Edgewood Court Jacksonville, Florida 32254-3699 (904) 783-5000	Copy to: Jeffrey M. Stein, Esq. Laura Oleck Hewett, Esq. King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 (404) 572-4600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Attached is the Preliminary Proxy Statement for the Annual Meeting of Shareholders of Winn-Dixie Stores, Inc. (the “Company”) to be held on November 4, 2009, which contains a proposal submitted to the Company’s shareholders to approve a one-time stock option exchange program for associates other than the Company’s directors and named executive officers (the “Stock Option Exchange Program”).

The Stock Option Exchange Program has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Stock Option Exchange Program.

In connection with the proposal to be voted on by the Company’s shareholders, the Company has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Shareholders are urged to read such materials as and when they become available and before making any voting decision because they will contain important information about the proposal to be voted on by shareholders with respect to the Stock Option Exchange Program.

Shareholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by the Company by directing a written request to: Winn-Dixie Stores, Inc., 5050 Edgewood Court, Jacksonville, Florida 32254-3699, Attention: Shareholder Relations, or by telephone at (904) 783-5000.

Item 12. Exhibits.

Exhibit No.	Description
99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Shareholders (filed with the SEC on September 8, 2009 and incorporated herein by reference).

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